Exhibit (a)(4)

Fast Facts: Stock Option Exchange and Reissue Program

Overview

XO Communications firmly believes that the contributions of our talented and dedicated workforce greatly enhance our success in the telecommunications marketplace. We want to continue to support and reward those contributions.

As you know, XO Communications stock has been affected by a downward trend in the telecommunications and high-tech sectors within the past several months. As a result of these market conditions, our employees are currently in the position of having many of their stock options with exercise prices well above the current market value of XO Communications stock.

Our stock option plans are key components of XO Communications’ total compensation program, and right now we find ourselves in a situation where the current market price of our stock is affecting our ability to offer employees the kind of long-term incentive that we intend our stock options to provide. These plans are designed to offer employees an opportunity to increase their ownership in the company by purchasing shares of XO stock, and to offer additional income opportunity as the market value of XO stock grows to levels above the exercise price of our employees’ respective stock option grants.

What we are doing

We have considered various courses of action in an effort to restore the benefits intended to be provided by our option program. We have decided to offer our employees the opportunity to exchange their eligible stock option grants for new options with a new exercise price. This means that instead of continuing to hold stock options with exercise prices that are “out of the money” based on current market prices, employees can decide to exchange them – or, in legal terms, “tender them in an exchange offer” – and receive newly issued options that may have a greater potential to increase in value than would be the case with their existing stock option grants.

There are some rules XO must follow in order to offer this program and to remain in compliance with certain regulations of the Securities and Exchange Commission (SEC) and other established tax, finance and accounting policies. Likewise, there are some rules and conditions you will need to follow if you choose to participate in this voluntary program. Please read the following information and the enclosed offer materials carefully.

How the program works

We intend to keep this exchange program as simple as possible: here we list the program’s key elements; details are included in the enclosed “Offer to Exchange” which we have filed with the SEC. We are required by law to provide you with these materials. Please take time to refer to the questions and answers that are detailed in the Offer to Exchange (see the section titled “Summary Term Sheet")

and to become familiar with the rules outlined below. You may also want to discuss the program with your financial advisor.

Basic rules

First, please note that this limited-time offer is purely voluntary, and that only you can make the decision whether to take part. You do not have to participate.

If you decide to participate and you wish to tender eligible options for exchange, you have until June 26, 2001 to notify XO by completing and returning both the “Letter of Transmittal” and the personalized election form designated as “Schedule A” that are enclosed with this packet of information.

Even if you decide not to participate, you should complete the Letter of Transmittal and Schedule A indicating that you have elected not to tender.

Which options can I exchange?

1.	This offer is for employees who are employees of XO Communications and its U.S. subsidiaries and who hold unexercised stock option grants under the following stock option plans (“the plans”):

•	The XO Communications Stock Option Plan

•	The 1995 Concentric Networks Stock Option Plan

•	The 1996 Concentric Networks Stock Option Plan

•	The Delta Internet Services 1996 Stock Option Plan

•	The 1997 Concentric Networks Stock Option Plan

•	The 1999 Concentric Networks Stock Option Plan

This offer applies to the stock options granted under the eligible Stock Option Plans only; it does not include stock held in the Employee Stock Purchase Plan (“ESPP”) or in the XO Communications 401(k) Plan and is available only to employees who have been actively employed by the company continuously since March 18, 2001.

2.	Stock options under the plans listed above that have an exercise price of $10 or more are eligible to be tendered under the exchange and reissue program. Schedule A lists your eligible stock option grants.

3.	IMPORTANT: If you decide to exchange any of the eligible grants shown on your personalized election form (“Schedule A”), then by default, you automatically agree to also exchange any stock options with a grant date within the six months before the exchange date, regardless of the option price.

For example, counting back six months from the date that we accept tendered options (which is expected to occur on June 27, 2001), any grants awarded to you on or after December 26, 2000 and on or before June 26, 2001, will also be exchanged, whether or not they were issued with a grant price of $10 or more. Schedule A also lists these stock options.

4.	The option grants that you choose to exchange can be vested, unvested or partially vested.

5.	You may choose to exchange any or all of your eligible grants. However, any option grants that you may choose to exchange under the program must be exchanged in full. In other words, you may not exchange just part of a grant. For example, if you have a grant for 2,000 shares, you may not tender 1,000 and keep 1,000; either no shares or all 2,000 shares would need to be tendered.

When can I expect to receive “reissued” stock option grants?

Under applicable accounting rules, XO Communications must wait six months and one day (184 days) after the exchange date before granting new options to employees who have elected to participate in this exchange program. We expect to grant new options on the first business day following this waiting period. If the exchange date is June 26, 2001, then new stock options will be issued on December 28, 2001 following the end of the waiting period.

How many shares will you receive under the reissued grants? And what about vesting?

1.	The exchange ratio of shares covered by tendered options (from the options you elect to cancel) to the shares that will be covered by the new option grants is 85%.

This means that for every 100 eligible shares under options you tender for exchange, you will receive reissued stock option grants covering 85 new shares.

2.	The new grants that you receive after the exchange will be subject to a different vesting schedule from the grants that you tendered:

•	Thirty percent (30%) will vest immediately on the grant date, and

•	The remainder of the reissued shares will vest in equal monthly installments over the following 36 months.

3.	Vesting for any options you do not offer for tender will continue on their existing schedule.

What will the exercise price be for the reissued grant(s)?

1.	The new exercise price for the reissued stock option grants will be the closing stock price of XO Communications Class A common stock as listed on the NASDAQ on the day the new options are granted.

2.	Because the new grants will be issued in the future, you will not know the exercise price of your new options when you exchange your current options. The following examples should help you understand the potential impact of pricing.

Example

Victoria, an XO employee for two years, holds three option grants that are eligible under the program:

A.	3,000 shares, at a grant price of $34.00 (35% of her shares under this option are vested)

B.	1,500 shares, at a grant price of $28.50 (25% of her shares under this option are vested)

C.	400 shares, at a grant price of $12.00 (none of her shares under this option are vested)

Victoria decides to participate in the program and indicates on her Schedule A that she wants to exchange all of her options and have them reissued on the first business day after the required “waiting period.” Upon reissue, she will receive new stock options for 85% of the number of shares covered by the options she exchanged. Regardless of her previous vesting and her vesting schedule, her reissued grants will vest according to the schedule outlined in the Offer to Exchange: 30% immediately upon the grant date, and the remaining 70% 1/36 over each of the following 36 months.

Continuing with Victoria’s example, let’s assume on the day of reissue, the closing price of XO Communications stock on the NASDAQ exchange is $13.50, which becomes the grant price for all of the reissued options she receives. Remember, this is a hypothetical value for purposes of example only.

As a result, a schedule of Victoria’s new stock option grants resulting from the exchange and reissue program would look like this:

A.	2,550 shares (85% x 3,000), at a grant price of $13.50 (30% of shares vest immediately)

B.	1,275 shares (85% x 1,500), at a grant price of $13.50 (30% of shares vest immediately)

C.	340 shares (85% x 400), at a grant price of $13.50 (30% of shares vest immediately)

Although she receives fewer shares in total under the reissue program (85% of the original number of exchanged shares), Victoria’s new shares in two of the reissued grants (A and B) have grant prices that are lower than those they replaced, and therefore have more potential income value than those that she exchanged. However, the third grant, (C), while issued at the same $13.50 grant price as the other two, is actually at a higher grant price than the $12.00 grant price of the option she exchanged and, therefore, has less value. All of the grants are now immediately vested at 30% and will continue to vest 1/36 over each of the following 36 months.

It is important to consider that the grant price after the 184-day “waiting period” is unknown at the time you decide whether or not to exchange your options.

What if I decide not to participate?

If you choose not to participate, nothing happens. None of the grants you currently hold will be exchanged, and you will keep whatever options you currently have at their respective exercise prices and vesting schedule.

What you need to do

Read the entire Offer Materials carefully!

•	Review all of the materials in this packet. A list of helpful questions and answers is included in the section of the Offer to Exchange captioned “Summary Term Sheet”.

•	XO Communications has established a Call Center to answer questions about your personalized statement, the offer and the process for returning your election. The Call Center will be staffed Monday through Friday from 9 a.m. to 7 p.m. (Reston, Virginia time) during the offer period, ending at 12:00 midnight on June 26, 2001.

•	You can also talk to your local Human Resources manager.

•	You may also want to discuss the offer with your financial planner or accountant.

Decide if you wish to participate.

•	If you do not wish to participate, sign the Letter of Transmittal included in this package and indicate on “Schedule A” your election not to exchange shares. Return both forms via U. S. Mail in the enclosed pre-addressed return envelope allowing sufficient time for the forms to arrive in Reston, Virginia, on or before 12:00 midnight on June 26, 2001. If these forms are not received by June 26, we will assume you do not want to participate.

•	If you do wish to participate in the offer, indicate on “Schedule A” which stock option grants you wish to exchange. Sign and return both “Schedule A” and the Letter of Transmittal in the enclosed pre-addressed return envelope allowing sufficient time for the forms to arrive in Reston, Virginia on or before 12:00 midnight on June 26, 2001. You may want to consider using certified mail and requesting a return receipt. You can also fax both documents to our processing center at (703) 547-2984 and follow up with an original copy, clearly marked “previously submitted by fax” using the U.S. Mail.

•	Make copies of the materials you send to the processing center, and keep them for your records.

•	You will receive a letter by U.S. Mail confirming our acceptance of your exchange of stock option grants after the close of the offering period.

•	Following the reissue date in December 2001, current XO employees who participated in the program will be notified of their newly granted stock options.

If you change your mind

•	Should you change your mind after submitting a signed Letter of Transmittal and Schedule A, you will have to revoke your instructions to tender by notifying the processing center by letter or fax before the end of the exchange period following the procedures described in the Offer to Exchange. Letters for this purpose are included in the materials in the packet.